

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

Via E-mail
David Carroll
President and Chief Executive Officer
Five Oaks Investment Corp.
641 Lexington Avenue, Suite 1432
New York, NY 10022

> **Re:**   **Five Oaks Investment Corp.**
> **Registration Statement on Form S-11**
> **Filed January 22, 2013**
> **File No. 333-185570**

Dear Mr. Carroll:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our comment letter dated January 15, 2013. Please revise to balance your disclosure with a more detailed discussion of Victoria Finance and Farmington Finance, including the major adverse business developments. In particular, for each investment vehicle, please disclose the dollar amount raised, the time period when the vehicle was in existence, the maximum total assets and the total return to investors. In addition, please revise your disclosure in the summary to describe Ceres Capital and its bankruptcy filing in 2008 as well as the liquidation of Victoria Finance and Farmington Finance.

Our Target Assets, page 6

2.   We note your response to comment 7 of our comment letter dated January 15, 2013. We further note your disclosure on page 6 that "over the first 12 months following the

offering, [you] anticipate investing approximately 60% of [your] assets in Agency RMBS," and on page 83 under the "Use of Proceeds" section where you state that you intend to invest approximately 30-50% of your net proceeds in Agency RMBS. Please reconcile your disclosure or advise.

3.   We note your revised disclosure on page 6 and throughout the prospectus that within Legacy Non-Agency RMBS, your intended allocations to prime, Alt-A and subprime are not predetermined. Please revise to clarify here and throughout the prospectus, if true, that, with respect to Legacy Non-Agency RMBS, you may invest in all subprime.

Risk Factors, page

Actions of the U.S. Government, including the U.S. Congress…, page 36

4.   We note your disclosure on page 27 that your manager will rely for relief from registration as a commodity pool operator on a no-action letter issued on December 7, 2012 by the CFTC staff. Please revise your disclosure to clarify whether you have filed a claim to use such relief in accordance with the no-action letter.

Draft Legal Opinion

5.   Please revise the sixth assumption to clarify that as of the date of the opinion there are sufficient authorized shares to cover the amount of shares that will be issued in the offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Jonathan Wiggins, Staff Accountant, at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or me at (202) 551-3401 with any other questions. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Kenneth Mason
        Kaye Scholer LLP